Limbach Holdings, Inc.

 31-35th Street

Pittsburgh, Pennsylvania 15201

September 7, 2017

VIA EDGAR

Christopher Ronne

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Limbach Holdings, Inc.
Registration Statement on Form S-3
Filed August 30, 2017
File No. 333-220265

Dear Mr. Ronne:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Limbach Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Friday, September 8, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Scott A. Wright
Scott A. Wright

cc:	Winston & Strawn LLP